SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR
'S
JU
LY
 TRAFFIC GROWS
 19
%
LOWEST FARES AIRTRAVEL GROWING RAPIDLY
Ryanair, Europe's
largest
low fare airlines today (
Tuesday,
5
th
 August
 2008
)
announced that it carried 5.
66
million

passengers in
July
, a 1
9%
(900,000 passenger)
in
crease
when
compared to July 2007
.

Ryanair
is
 confident that
traffic
growth
will
 remain strong
as

Ryanair

continue
s
 to offer passengers
the

guaranteed lowest airfares and
 no fuel surcharge
s
 this winter.
These strong growth figures prove
 that low fares travel is growing rapidly as competitors raise their high fares and fuel surcharges.

Stephen McNamara
, Head
 of
Communications
, said:
"
Ryanair's latest passenger figures show that we
are
rapidly
growing
passenger

numbe
rs
this year.
 The most significant thing a
bout today's figures is that we
carried over
15million passengers in the last three months
.
Passengers are
increasingly attracted to Ryanair's
 gu
aranteed lowest
fares
and our promise of no fuel surcharge
s ever
".

The following are
Ryanair
's passenger and load factor statistics for
Ju
ly

200
8
:

	Ju l 0 7	Ju l 08	Increase	12 mth to Ju l 0 8
Passengers (m) [1]	4. 76 m	5. 66 m	19%	5 4 . 19 m
Load Factor [2]	90%	89%	-1%	81%

  Represents the number of booked
   seats flown by Ryanair.
  Represents the number of passengers as a proportion of the number of seats available for passengers.

Ends.

                             Tuesday, 5
th
 August 2008
For further information:
Stephen McNamara
 - Ryanair

Pauline McAlester
 -
Murray
 Consultants
Tel: 00 353 1 812
 1271

                 Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  05 August 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director